SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enviva Partners, LP
(Name of Issuer)

Common units representing limited partnership interests
(Title of Class of Securities)

29414J107
(CUSIP Number)

Philippe B. Pradel
Inclusive Capital Partners, L.P.
1170 Gorgas Avenue
San Francisco, CA 94129

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29414J107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Inclusive Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,713,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,713,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,713,987
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 29414J107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Jeffrey W. Ubben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,713,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,713,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,713,987
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29414J107	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5(a)-(c) and (6) as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(c), (f)	This Schedule 13D is being jointly filed by (i) Inclusive Capital Partners, L.P., a Delaware limited partnership ("In-Cap"), and (ii) Mr. Jeffrey W. Ubben, a United States citizen ("Mr. Ubben"). In-Cap and Mr. Ubben are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

The securities reported herein are held by certain funds (the "In-Cap Funds") with respect to which In-Cap and Inclusive Capital Partners Spring Fund Manager, L.L.C., a Delaware limited liability company ("In-Cap Spring Fund Manager") or Inclusive Capital Partners Spring Fund Manager II, L.L.C., a Delaware limited liability company ("In-Cap Spring Fund II Manager") have been granted investment and voting discretion over investments. In-Cap acts as investment manager to the In-Cap Funds. The managing member of In-Cap Spring Fund Manager and In-Cap Spring Fund II Manager is Inclusive Capital Partners Holdco, L.P., a Delaware limited partnership ("In-Cap Holdco"). In-Cap is the GP of In-Cap Holdco. Inclusive Capital Partners, L.L.C., a Delaware limited liability company ("In-Cap LLC"), is the GP of In-Cap. Mr. Ubben is the controlling member of the management committee of In-Cap LLC.

In-Cap Spring Fund Manager, In-Cap Spring Fund II Manager, In-Cap Holdco and In-Cap LLC are sometimes also referred to herein individually as an "Instruction C Person" and collectively as the "Instruction C Persons". To the best of each of the Reporting Person's knowledge, none of the Instruction C Persons owns any Shares, has transacted in the Shares in the past 60 days, or is party to any contract or agreement that would require disclosure in this Schedule 13D.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons or Instruction C Persons as to beneficial ownership of the securities reported herein.

The address of the business office of each of the Reporting Persons and Instruction C Persons is 1170 Gorgas Avenue, San Francisco, CA 94129.

CUSIP No. 29414J107	SCHEDULE 13D/A	Page 5 of 7 Pages

(d)-(e)	During the last five (5) years, none of the Reporting Persons or the Instruction C Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The source of funds used to purchase the Issuer's securities was the working capital of the In-Cap Funds. The aggregate purchase price of the Common Units held by the In-Cap Funds was approximately $188,372,248.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On June 8, 2021, certain of the In-Cap Funds purchased 879,120 Common Units in the Issuer's public offering disclosed in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on June 7, 2021.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(d) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Units and percentages of the Common Units beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 44,432,642 Common Units reported to be outstanding in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) with the SEC on June 7, 2021 after giving effect to the completion of the offering as described therein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, no transactions in the Common Units were effected in the past sixty (60) days by the Reporting Persons.

CUSIP No. 29414J107	SCHEDULE 13D/A	Page 6 of 7 Pages

(d)	No person other than the Reporting Persons, the Instruction C Persons and the In-Cap Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Units held by the In-Cap Funds. Inclusive Capital Partners Spring Master Fund, L.P., an In-Cap Fund, has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the outstanding Common Units.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

A total of 5,254 phantom units have been awarded to Mr. Ubben in consideration for his service on the board of directors of the general partner of the Issuer (the "General Partner"), which he is deemed to hold for the benefit of In-Cap and the In-Cap Funds. Each phantom unit is the economic equivalent of one Common Unit and includes a tandem grant of a distribution equivalent right entitling the holder to receive an amount in cash equal to the value of any cash distributions paid to the holders of the Common Units during the period in which the phantom unit is outstanding. The phantom units will vest on the first anniversary of the date of such grant as long as Mr. Ubben continues to serve as a member of the board of directors of the General Partner, through such date, and may be settled in either cash or common units.

CUSIP No. 29414J107	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2021

Inclusive Capital Partners, L.P.

By:	/s/ Philippe B. Pradel
Name:	Philippe B. Pradel
Title:	Chief Compliance Officer

/s/ Jeffrey W. Ubben
JEFFREY W. UBBEN